Mail Stop 4561

October 10, 2006

Matthew T. Pullam
Executive Vice President,
     Chief Financial Officer and Treasurer
Quovadx, Inc.
7600 E. Orchard Road, Suite 300 S
Englewood, Colorado 80111
(303) 488-2019

   Re: Quovadx, Inc. (File No. 000-29273)
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Form 10-Q for the Quarterly Period Ended June 30, 2006

Dear Mr. Pullam,

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief